June 20, 2005
Mr. Bill Thompson United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20548

Re:	Sonic Automotive – Comment Letter dated May 27, 2005

Dear Mr. Thompson:

On behalf of Sonic Automotive, Inc., we are submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated May 27, 2005. For your convenience, the Staff’s comments have been reproduced in bold faced type before each response in this letter. In the responses, the terms “we” and “our” refer to Sonic Automotive, Inc.

Form 10-K for the Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations, page 19

1.	We note your response to comment number 3 in our letter dated April 5, 2005 and the disclosure in your quarterly report filed on May 6, 2005. Please tell us and disclose in future filings the type of expenses classified in cost of sales and capitalized in inventories. In your future annual and quarterly filings, please quantify and provide an analysis of material changes in cost of products and expenses included in cost of sales.

The cost of sales line item includes the cost of new and used vehicles, vehicle parts and all costs directly linked to servicing customer vehicles (labor for parts and service associates, depreciation on service equipment and service consumables). As discussed in Note Three to the Consolidated Financial Statements, Inventories and Related Notes Payable-Floor Plan, inventories consist of vehicles (net of manufacturer credits), parts and accessories and other inventories. Other inventories are primarily service loaner vehicles (stated at depreciated cost) and, to a lesser extent, vehicles chassis, other supplies and capitalized customer work-in-progress (open customer vehicle repair orders). We will ensure that Management’s Discussion and Analysis of Financial Condition and Results of Operations discloses the types of expenses classified as cost of sales and capitalized in inventories in our future filings where appropriate.

Mr. Bill Thompson

June 20, 2005

As mentioned in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Gross Profit and Gross Margins in our 2004 Form 10-K, we believe that the primary causes of variability in our overall gross profit is changes in the mix of revenue between lower margin products (vehicles) and higher margin products (fixed operations and finance and insurance) rather than changes in the cost of our products and services. However, variability in new vehicle gross profit is due primarily to brand mix which impacts cost of sales. We will expand our discussion regarding the impact of brand mix on new vehicle gross profit in our future filings where appropriate.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies Advertising, page F-12

2.	We note your response to comment number 13 in our letter dated April 5, 2005 relating to your plans not to disclose the amount of cooperative advertising reimbursements netted against gross advertising expense. We believe disclosure of the amount of cooperative advertising credits netted against advertising expense is necessary to meet the requirements of paragraph 49(c) of SOP 93-7. In future filings, please revise your disclosure accordingly. Please also disclose:

•	the number of vendors with whom you have reimbursement agreements;

•	the terms and conditions of the vendor agreements;

•	whether or not you would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursements of cooperative advertising expenses, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the impact that vendor allowances have on your results of operations in terms of generating additional revenues; and

•	the dollar amount of excess reimbursements over costs incurred that are recorded as a reduction of cost of sales.

As mentioned in response number 13 in our April 5, 2005 letter, manufacturer credits classified as an offset to advertising costs were $11.9 million, $16.6 million and $17.3 million in 2002, 2003 and 2004, respectively. With respect to bullet number four above, our advertising reimbursements do not exceed our advertising costs incurred. We will ensure that Note One to the Consolidated Financial Statements, Description of Business and Summary of Significant Accounting Policies, discloses the amount of these credits classified as an offset to advertising costs and the above mentioned disclosures in bullets one through three in our future filings where appropriate.

Mr. Bill Thompson

June 20, 2005

Form 10-Q for the Quarter Ended March 31, 2005

Part II – Other Information – Item 6: Exhibits

3.	In future filings please include all of the exhibits required by Item 601 of Regulation S-K in the exhibit index. Previously filed documents may be incorporated by reference to satisfy the filing requirements.

The exhibit index in our future filings will contain all exhibits required by Item 601. We interpret Item 601 to require the filing of agreements, documents or other instruments identified in Item 601(b) entered into, executed, issued or amended during the period covered by the report. This is consistent with Item 601(a)(4) and the instructions to Item 601(b)(10), which indicate that only contracts executed or becoming effective during the period covered by the report are required to be filed with that report. Various telephone interpretations, such as the 1997 Questions I. 78 and I. 86, further support this interpretation. Lastly, the instructions to Part II of Form 10-Q state that “if substantially the same information has been previously reported by the registrant, an additional report of the information on this form need not be made.” Therefore, we do not believe that exhibits identified in the exhibit index for our most recent Form 10-K are required to be listed in the exhibit index for a subsequently filed Form 10-Q, unless such exhibit has been amended during the period covered by the Form 10-Q.

Please feel free to call me with any questions at (704) 331-3542.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas H. O’Donnell, Jr.

cc:	E. Lee Wyatt, Jr.
Stephen K. Coss
Greg D. Young